WOODSIDE
AUSTRALIAN ENERGY

03 SEP 15 AM 7:21

27 August 2003

03032049

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Last major contract awarded for LNG expansion, lodged with the Australian Stock Exchange on 27 August 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 9/16

82-2280

WOODSIDE
AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Wednesday, 27 August 2003
9:00am (WST)

LAST MAJOR CONTRACT AWARDED FOR LNG EXPANSION

The North West Shelf Venture today announced the award of a A$14 million contract to Australian construction company United Constructions KG Pty Ltd for the commissioning of the Venture's fourth LNG train.

The contract is the last major contract for the Train 4 project which is now well-advanced. It was awarded by the Kellogg Joint Venture, on behalf of the Venture operator, Woodside Energy Ltd.

United KG is part of the Sydney-based diversified engineering services company, United Group Limited. Elements of the contract include:

- Flushing of piping
- Installation of temporary connections, piping and equipment for pre-commissioning and commissioning
- Fabrication of temporary piping systems
- Pigging of piping
- Checking, alignment and testing of rotating equipment
- Assistance with commissioning of equipment

The United KG commissioning work force will peak at about 90 people.

United KG is currently working on two other major LNG expansion project contracts – the mechanical erection of facilities in the off-plot area of the Train 4 project and the prefabrication of pipe-spools and the mechanical erection of the second trunk-line onshore terminal. These contracts total nearly A$90 million.

Woodside's General Manager Onshore Projects, Manfred Henze, said the award of the commissioning contract further extended United's long association with construction activities on the North-West Shelf, stretching back nearly 20 years.

The second trunkline and fourth LNG Train are part of the A$2.4 billion expansion of North West Shelf Venture facilities that will boost LNG production to nearly 12 million tonnes a year. The fourth train will have a capacity of 4.2 million tonnes of LNG a year and is more than 75% complete overall. The project is scheduled for completion in mid-2004.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; Chevron Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.